

WELLS FARGO PRIME SERVICES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66677

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22**   AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Wells Fargo Prime Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 Fremont Street

(No. and Street)

San Francisco	**CA**	**94105**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James W. Gnall	**332-204-0644**	james.w.gnall@wellsfargo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP

(Name – if individual, state last, first, and middle name)

345 Park Ave	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, James W. Gnall _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wells Fargo Prime Services, LLC _____, as of 12/31 _____, 2 22 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _James Gnall_

Title: _CFO_

Annmarie George

Notary Public

ANNMARIE GEORGE
Notary Public, State of New York
No. 01GE49064552
Qualified in Nassau County
Commission Expires November 16, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**



KPMG LLP
Suite 1000
620 S. Tryon Street
Charlotte, North Carolina 28202-1842

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Wells Fargo Prime Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Prime Services, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2012.

Charlotte, North Carolina
February 28, 2023

WELLS FARGO PRIME SERVICES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	57,551,467
Deposit with clearing broker		1,000,000
Due from clearing broker		10,788
Accounts receivable		10,000
Due from affiliates		77,005
Prepaid expenses and other assets		75,737
Total assets	$	58,724,997

Liabilities and Member's Equity

Accounts payable, accrued expenses and other liabilities	$	3,884
Due to affiliates		108
Total liabilities		3,992
Member's equity		58,721,005
Total liabilities and member's equity	$	58,724,997

The accompanying notes are an integral part of the Statement of Financial Condition

(1)   Organization and Basis of Presentation

Wells Fargo Prime Services, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly-owned subsidiary of Everen Capital Corporation (Everen), which is a wholly owned subsidiary of WFC Holdings, LLC (WFCH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WFC is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm Leach Bliley Act of 1999 (GLBA).

The Company is registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC) as a fully disclosed securities and futures broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA). The Company is subject to various governmental rules and regulations, including the Net Capital Rule set forth in SEC Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

The Company provides securities and derivatives trading and other brokerage firm services to hedge funds, corporations, and institutional investors. Goldman Sachs and Co. LLC (GS&Co. or the Clearing Broker) provides custody and clearing services to the Company on a fully-disclosed basis.

(2)   Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of these Statement of Financial Condition requires management to make estimates and assumptions that affect the amounts and disclosures reported in the Statement of Financial Condition and accompanying notes. Such estimates and assumptions could change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of ninety days or less to be cash equivalents, including certain money market investments.

(c) Deposit with Clearing Broker

Pursuant to the clearing agreement with GS&Co., the Company maintains a deposit of $1,000,000 that is invested in a money market fund with GS&Co., until such time that all clearing and custodial services cease and the clearing agreement is terminated.

(d) Due from Clearing Broker

Pursuant to the clearing agreement with GS&Co., the Company earns interest on introduced customer margin transactions. As of December 31, 2022, the amount due from GS&Co. was $10,788.

(e) Transactions with Affiliates

The Company is charged under an expense sharing agreement by certain affiliated entities, which represent reimbursements for certain direct and indirect overhead costs incurred by those affiliated entities on behalf of or for the benefit of the Company.

The transactions with affiliates described above and in Note 6, and the effect thereof on the accompanying Statement of Financial Condition, may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(f) Federal and State Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is reported in the tax return of Everen. There are no tax sharing agreements between the Company and Everen.

Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company; however, there is not a material provision for state and foreign income taxes for the year ended December 31, 2022. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by those tax authorities for years 2015 and forward.

Due to the Company's status as a disregarded entity for income tax purposes, the related balance sheet accounts, including income tax receivable/payable and deferred assets and liabilities, are immaterial to the Statement of Financial Condition.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Statement of Financial Condition. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense.

There was no accrued interest at December 31, 2022. At December 31, 2022, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(3) Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions on its own behalf involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2022. The Company does not have any interests or involvement in special purpose entities or structured finance entities.

(b) Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to significant credit risk on these cash accounts.

Cash held at the Clearing Broker is insured by the Securities Investor Protection Corporation (SIPC) and by supplemental insurance provided by the Clearing Broker. Such insurance protects the Company against loss due to a failure of the Clearing Broker. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that executes customer orders. The orders are then settled by the Clearing Broker that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Clearing Broker, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with applicable regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(4) Indemnification

The Company entered into contracts with the Clearing Broker that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

(5) Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to SEC Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2022, the Company had regulatory net capital, as defined, of $58,136,471 which exceeded the amount required by $57,886,471. The Company's aggregate indebtedness to net capital ratio was .001 to 1.

The Company was exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) for the year ended December 31, 2022, as all customer transactions are cleared through the Clearing Broker on a fully disclosed basis and all customer funds and securities are promptly transmitted to the Clearing Broker.

Under these exemptions, the Company is not subject to the reserve requirements and possession or control provisions of SEC Rule 15c3-3.

(6) Related Party Transactions

The following items present the Company's significant transactions with affiliates as of and for the quarter ended December 31, 2022:

(a) Services transacted by Affiliates with the Company

The Company is charged under expense sharing agreements management fees or expense allocations by various affiliate service providers, which represent reimbursements for direct costs and general overhead costs incurred by the affiliate for support services to business lines of the Company. Services under these arrangements includes information technology systems, credit risk, support and development, operations support, product support and general and administrative support services. The Company also provides prime brokerage services to customers of Wells Fargo Securities, LLC (WFS), an affiliate of the Company, pursuant to a service level agreement.

Amounts due to/from affiliated entities as part of these expense sharing agreements as of December 31, 2022 are as follows:

Due from Affiliates		
WFS	$	77,005
Due to Affiliates		
Wells Fargo Bank N.A (WFB.N.A.)	$	108

The receivable due from WFC represents the amount funded by the Company in excess of the costs paid on behalf of the Company.

(7)   Commitments and Contingencies

The Company has been named as a defendant in various legal actions arising from its normal business activities, and many of those proceedings expose the Company to potential financial loss. We establish accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, we record the amount we consider to be the best estimate within a range of potential losses that are both probable and estimable; however, if we cannot determine a best estimate, then we record the low end of the range of those potential losses. The actual costs of resolving legal actions may be substantially higher or lower than the amounts accrued for those actions. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, it is possible that the ultimate resolution of a matter, if unfavorable, may be material to the Company's Statement of Financial Condition for any particular period.

On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System (FRB). As required by the consent order, the WFC Board of Directors submitted to the FRB a plan to further enhance its governance and oversight of WFC, and WFC submitted to the FRB a plan to further improve WFC's compliance and operational risk management program. WFC continues to engage with the FRB as WFC works to address the consent order provisions. The consent order requires WFC, following the FRB's acceptance and approval of the plans and WFC's adoption and implementation of the plans, to complete an initial third-party review of the enhancements and improvements provided for in the plans. Until this third-party review is complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis to allow for management of temporary fluctuations. As of the end of the fourth quarter 2022, WFC's total consolidated assets, as calculated pursuant to the requirements of the consent order, were below WFC's level of total assets as of December 31, 2017. Additionally, after removal of the asset cap, a second third-party review must also be conducted to assess the efficacy and sustainability of the enhancements and improvements.

(8)   Subsequent events

The Company has evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2022, and through February 28, 2023, which is the date we issued the Statement of Financial Condition. During this period, there have been no material subsequent events that would require recognition or disclosure in the Statement of Financial Condition.